Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No.: 333-150024
333-106079

PUBLIC SERVICE COMPANY OF NEW MEXICO

7.95% SENIOR UNSECURED NOTES DUE 2018

Issuer:	Public Service Company of New Mexico
Ratings:	Baa3/BB+ (Moody’s/S&P)
Principal Amount:	$350,000,000
Security Type:	Senior Unsecured Notes
Legal Format:	SEC Registered
Trade Date:	May 8, 2008
Settlement Date:	May 13, 2008
Maturity Date:	May 15, 2018
Issue Price:	100.0% of principal amount
Coupon:	7.95%
Benchmark Treasury:	3.5% due February 15, 2018
Benchmark Treasury Yield:	3.765%
Spread to Benchmark Treasury:	418.5 basis points (4.185%)
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2008
Redemption Provisions:
Make-whole call:	At a discount rate of Treasury Rate plus 60 basis pts.
Denominations:	$1,000 and integral multiples thereof
Joint Bookrunners:	Lehman Brothers Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated RBC Capital Markets Corporation Wachovia Capital Markets, LLC
Co-managers:	Banc of America Securities LLC Credit Suisse Securities (USA) LLC J.P. Morgan Securities Inc. Wedbush Morgan Securities Inc.
Recent Development:

On May 8, 2008, Public Service Company of New Mexico (‘‘PNM’’) entered into a short-term letter of credit facility in an aggregate principal amount of $100.0 million which expires on April 30, 2009. In the event of a downgrade of either of PNM's long-term unsecured senior credit ratings below their current ratings by S&P or Moody's, PNM will be required to take all actions to attempt to obtain all necessary regulatory approvals and consents and use all commercially reasonable efforts to procure from the lenders under PNM's revolving credit facility and the revolving credit facility of its parent, PNM Resources, Inc., all consents, in each case required to allow PNM to grant security interests in its property for the benefit of the lenders under PNM's delayed draw term facility entered into on May 5, 2008 and PNM's short-term letter of credit facility entered into on May 8, 2008. After receipt of such approvals and consents, PNM must promptly grant a first priority perfected security interest, subject to the pari passu liens granted or to be granted to other lenders, in all of its property (other than the assets being sold in the contemplated sale of its gas utility, assets under its current mortgage and assets which would customarily be excluded from a conventional utility mortgage, and any other assets as to which the parties reasonably determine that the cost of obtaining a security interest or perfection thereof are excessive in relation to the benefit to the lenders under the PNM delayed draw term facility and the PNM letter of credit facility).

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847 or from Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408.

Note: a securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time